March 28, 2008

Joseph A. Foti

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods Inc.

Form 10-K for the year ended September 29, 2007
Filed November 21, 2007
File No. 001-14704

Dear Mr. Foti:

In response to your letter dated March 18, 2008, Tyson Foods, Inc. (Tyson, we or our) submits the accompanying responses to the comments set forth in your letter. For the staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter. Please telephone me (479-290-4722) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

We acknowledge the adequacy and accuracy of the disclosure in the filings are our responsibility. We acknowledge staff comments or changes in response to staff comments in the reports on Forms 10-K and 10-Q do not foreclose the Commission from taking any action with respect to the filings. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wade D. Miquelon

Wade D. Miquelon

Executive Vice President and
Chief Financial Officer

cc:	Mr. Richard L. Bond, President and Chief Executive Officer
Mr. Al Gonzalez-Pita, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP
Ms. Claire Erlanger, Division of Corporation Finance

Form 10-K for the Fiscal Year Ended September 29, 2007

Note 15. Income Taxes, page 63

SEC Comment #1

We note your disclosure that during fiscal 2007 you discovered a certain population of your tax cost and accumulated depreciation values were not accurately recorded, primarily related to a property, plant and equipment system conversion in 1999, and as a result, you increased you [your] deferred tax liabilities $17 million and recognized additional tax expense of $17 million. Please explain to us in detail the nature of these adjustments including whether any part of the adjustments related to prior years. If the amounts did relate to prior years, please tell us why the amount was not adjusted in the appropriate prior period and tell us why you do not believe that this should be accounted for as a correction of an error. See APB 20. Also, please tell us why this adjustment was not identified during the detailed tax liability review process that took place during fiscal 2006.

Tyson Response

In fiscal 2007, Tyson Foods, Inc. (Tyson, we, us or our) recorded additional tax expense of $17 million and increased our deferred tax liabilities. This adjustment was primarily related to two items totaling $18 million, while a few other related items reduced the total expense to $17 million. However, we do not consider the other related items to be significant individually or in the aggregate.

We recognized an expense of approximately $15 million to correct an error associated with a property, plant and equipment system (fixed asset system) conversion in 1999. Prior to 1999, a certain fixed asset population was established in our fixed asset system for which a single physical asset had two asset identification numbers. The first asset identification number contained a book cost but no tax cost, and the second asset identification number had a tax cost but no book cost. This was a method historically utilized by us to account for different book vs. tax cost basis on assets acquired via corporate stock acquisitions (i.e. carry-over tax basis and stepped-up book basis). The process of converting from this old fixed asset system to the new one included transferring data between the systems. However, a certain asset population, which appropriately had a book cost but no tax cost (as the tax cost was recorded under a second identification number), was erroneously assigned tax cost equal to book cost upon conversion. The transfer error resulted in an incorrect step-up in the tax basis from zero to the book cost for those assets, creating an invalid tax cost and therefore an invalid deferred tax asset. The legacy tax asset cost was carried over as well. Due to the manner in which the invalid tax cost was created, it was not configured to depreciate. At the time of the data transfer a proper reconciliation of the old system and new system book values was completed, but a similar process for the tax values was not completed. We concluded this adjustment was related to periods prior to fiscal 2005.

We also recognized expense of approximately $3 million related to certain fixed assets acquired in the early 1980s which were accounted for as safe harbor leases for tax purposes. Within the fixed asset system, the tax costs of these assets were equal to the book costs, which was not appropriate as these were operating leases for tax purposes and we had no tax basis in the assets. Similar to the first item described above, these tax cost values were not configured to depreciate; however, a deferred tax asset was inappropriately established based on the invalid tax cost. We concluded this adjustment was related to periods prior to fiscal 2005.

We concluded the resulting adjustment to correct the items described in the above paragraphs should be considered a correction of an error in accordance with FASB Statement No. 154 Accounting Changes and Error Corrections. Accordingly, we reviewed the impact of this adjustment on our financial statements, both quantitatively and qualitatively, using guidance in SAB Topic 1-M Materiality and SAB Topic 1-N Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Ultimately, we concluded the impact of this adjustment on our fiscal 2007 results was not material after we considered all positive and negative evidence gathered in the quantitative and qualitative analysis. Therefore, the adjustment was recorded in fiscal 2007.

During 2006, we completed a review of our tax account balances. The scope of our 2006 review included, among many other tasks, reviewing fixed asset cost differences generated from 2001 to 2006. Since the errors described above were all generated in the early 1980s and in 1999, the period in which the errors occurred were not considered in our work in 2006.

SEC Comment #2

We note your disclosure in Note 15 and Note 6 that adjustments of $28 million were made to goodwill during 2007 due to the re-evaluation of certain tax liability accruals and deferred tax assets and liabilities related to the 2001 acquisition of Tyson Fresh Meats. Please explain to us the nature of the adjustments and tell us why you believe it is appropriate to record these amounts as decreases to goodwill during the year ended September 30, 2007 [September 29, 2007]. In addition, with respect to the $20 million reduction to current income tax expense related to tax reserves management deemed were no longer needed, please describe for us the factors that triggered the release of the reserves in 2007 (separately for each significant component of the $20 million adjustment).

Tyson Response

We acquired Tyson Fresh Meats (TFM; formerly known as IBP, inc.) in a stock acquisition in fiscal 2001. As a result of the related purchase allocation accounting, certain tax reserves were established associated with temporary differences and carryforwards of TFM that existed at the acquisition date as well as other income tax uncertainties related to TFM. The guidance provided by FASB Statement No. 141 Business Combinations paragraph 40, EITF Issue No. 93-7 Uncertainties Related to Income Taxes in a Purchase Business Combination and FASB Statement No. 109 Accounting for Income Taxes paragraphs 30, 136 & 137, require us to account for tax benefits in the period in which the criteria for recognition is met and first reduce goodwill to zero and reduce other noncurrent intangible assets acquired in that business combination to zero and then, to the extent any remaining tax benefit exists, recognize a reduction to income tax expense. During fiscal 2007, we reached resolution with the Internal Revenue Service (IRS) on several pre-acquisition temporary differences, carryforwards and income tax uncertainties. As a result, we concluded the recognition criteria had been met, and we reduced goodwill associated with the TFM acquisition by $28 million.

During fiscal 2007, various IRS audit cycles were settled resulting in adjustments to the income tax reserve amounts recorded under FASB Statement No. 5 Accounting for Contingencies. As a result of the settlement of one of those cycles, in fiscal 2007, we recognized a benefit of $23 million due to reduction of tax and interest accruals previously recorded. The triggering event for recognition in fiscal 2007 of this benefit was the effective settlement with the IRS Appeals Office. Other miscellaneous reserve adjustments reduced the net tax benefit to $20 million; however, we do not consider the other components to be significant individually or in the aggregate.